

I, Davin Lindwall, certify that:

(1) the financial statements of Green and Gold, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Green and Gold, LLC. included in this Form reflects accurately the information reported on the tax return for Green and Gold, LLC. filed for the fiscal years ending 12/31/2022 and 12/31/2023.

www.greenandgoldmovie.com davin@childe.com